June 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE
Washington, D.C. 20549

Attn: Taylor Beech and Dietrich King

Re:	Falcon’s Beyond Global, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 15, 2023

File No. 333-269778

Dear Ms. Beech and Mr. King:

On behalf of our client, Falcon’s Beyond Global, Inc., a Delaware corporation (the “Company” or “Falcon’s”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 30, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on May 15, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-4 filed on June 28, 2023

 Q: IS THE BUSINESS COMBINATION SUBJECT TO A MINIMUM CASH CONDITION?, page xvii

1.	We note your disclosure that “following the waiver or expiration of the Company Member Lock-Up Period, each Company Unitholder will have the option to cause the Company to redeem its New Company Units in whole or in part.” We also note that on March 10, 2023, FAST II filed an amendment to its charter to remove the limitation that it shall not consummate a business combination if it would cause its net tangible assets to be less than $5,000,001 and the limitation that the Company shall not redeem public shares that would cause the Company’s net tangible assets to be less than $5,000,001. Please revise your disclosure here and in the related risk factor to address the fact that each of these factors may further reduce the capitalization of the post-combination company.

Response: The Company has revised the disclosure on pages xviii and 66 of Amendment No. 2 to address the Staff’s comment.

Risk Factors, page 23

2.	Please include risk factor disclosure addressing the removal of the $5,000,001 net tangible asset limitation and any related risk of exchange delisting and the consequences to the business combination. Explain the impact of “penny stock” status if such delisting occurs.

Response: The Company has added the risk factor on page 70 of Amendment No. 2 to address the Staff’s comment.

If the Business Combination is consummated, FAST II’s stockholders will experience dilution, page 64

3.	We note your response to comment 14 and reissue our comment. Please revise this risk factor to address the potential dilution to FAST II’s public stockholders upon conversion of the Class B common stock into Class A common stock, particularly with respect to price and economic rights.

Response: As discussed with the Staff, the business combination will result in Pubco having an “Up-C” structure. Accordingly, there will be no economic dilution to the holders of shares of Pubco Class A Common Stock when a holder of a share of Pubco Class B Common Stock elects to exchange its share of Class B Common Stock (along with the common unit (“New Company Unit”) in Falcon’s Beyond Global, LLC (“FBG”) with which it is paired) for a share of Pubco Class A Common Stock (an “Up-C Share Exchange”). Following an Up-C Share Exchange, public stockholders will own through Pubco the exact same percentage of FBG as they owned before such exchange.

The Up-C structure is a two-tiered structure which is designed and operated to maintain a one-to-one economic equivalence between the shares of capital stock of Pubco, the first tier entity, and the units of FBG, the second tier entity. The only asset of Pubco will be its equity interest in FBG (held via the New Company Units and Preferred Units it holds in FBG) which it will hold alongside other holders of units of FBG. FBG will, directly or indirectly, hold all of the assets and operations of the business. Pubco will hold (i) a number of New Company Units of FBG equal to the number of issued and outstanding shares of Pubco Class A Common Stock and (ii) a number of Preferred Units of FBG equal to the number of issued and outstanding shares of Pubco Series A Preferred Stock.

As a result, when a holder of a share of Pubco Class B Common Stock and a New Company Unit (which will be paired together on a one-to-one basis) effects an Up-C Share Exchange, Pubco will receive an additional New Company Unit, and the New Company Unit held by the exchanging holder will be canceled, which will result in Pubco having a greater percentage ownership of FBG than before the Up-C Share Exchange. Accordingly, even though there will be more shares of Pubco Class A Common Stock outstanding and, as a result, each holder of Pubco Class A Common Stock will own a lesser percentage of Pubco, Pubco will own a greater percentage of FBG, with the net effect being that each holder of Pubco Class A Common Stock will have the exact same indirect equity interest in FBG (which, as noted above, will be the only asset of Pubco) before and after the Up-C Share Exchange.

Unaudited Pro Forma Statements of Operations

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 85

4.	We read your responses to comments 17 and 18 and the revisions to your disclosure in footnotes 4(j) and 4(l). Please further revise the footnotes to include the conversion and exchange ratios used from the agreements. Please also consider providing a reconciliation of the totals in the footnotes to the adjustments in the pro forma financial statements. In addition, the 51,903,359 shares of Pubco stock to be issued for the 88,623,263 Company units as disclosed in footnote (l) does not agree to the number disclosed in Note 11 to FAST Acquisition Corp II audited financial statements of 48,587,077 on page F-27. Please reconcile and revise these disclosures.

Response: The Company has revised footnotes 4(j) and 4(m) on pages 88 and 89 of Amendment No. 2 to address the Staff’s comment.

5.	Refer to footnote (c) – Your disclosure indicates that $16.9 million and $11.7 million were capitalized and offset against the proceeds from the Business Combination and reflected as a decrease in additional paid-in-capital assuming no redemptions and maximum redemptions, respectively. Please explain the nature and amounts of these costs and explain why you believe it is appropriate to reflect them as a decrease in paid-in-capital rather than as expenses and adjustments to accumulated deficit in the pro forma financial information.

Response: The Company respectfully advises the Staff that these costs substantially relate to financial advisory and legal costs incurred by the Company that are direct and incremental to the business combination. As the business combination will be treated as a reverse recapitalization with the Company determined to be the accounting acquirer, the Company allocated these direct and incremental costs to the respective instruments issued or assumed in the business combination on a relative fair value basis, including the shares of FAST II Class A Common Stock, FAST II Public Warrants, FAST II Private Placement Warrants and Earnout Shares issued to the Sponsor. Costs allocated to the equity classified shares of FAST II Class A Common Stock are recognized as a decrease in additional paid-in-capital, while costs allocated to liability classified FAST II Public Warrants, FAST II Private Placement Warrants and Earnout Shares issued to the Sponsor are recognized as an adjustment to accumulated deficit.

6.	Your disclosure on page 226 under the heading “Subscription Agreement” indicates that in connection with the May 10, 2023 subsequent subscription agreement with Infinite Acquisitions, you expect to issue financing units and receive an additional private placement amount, which approximates $20 million prior to or substantially concurrently with the closing of the merger transaction. Please explain why you have not reflected a pro forma adjustment for this additional private placement amount in your pro forma balance sheet on pages 79 and 80 of your filing.

Response: The Company respectfully advises the Staff that the additional private placement amount of $20 million expected to be issued under the subsequent subscription agreement with Infinite Acquisitions LLLP was included in the adjustment in footnote 4(e) in the pro forma balance sheet. In response to the Staff’s comment, the Company has revised footnote 4(e) on page 88 of Amendment No. 2 to clarify that the additional private placement amount is included in the pro forma balance sheet.

7.	Refer to footnote (hh) – We note the disclosures added to footnote (hh) in response to comment 22 but are still unclear as to how this pro forma adjustment was calculated based on the assumptions disclosed. Please supplementally provide us with your computation of this pro forma adjustment in the amount of $1,427.

Response: The Company has revised the pro forma adjustment for preferred stock dividend and revised footnote 4(hh) on pages 84 and 90 of Amendment No. 2, respectively, to address the Staff’s comment. The Company respectfully advises the Staff that the adjustment for preferred stock dividend on the Pubco Series A Preferred Stock, which assumes no redemptions, is calculated by multiplying the dividend rate of 8% by the par value of the Pubco Series A Preferred Stock of $35,677,550, resulting in a preferred stock dividend of $2,854,204.

Sources and Uses, page 154

8.	We read your response to comment 30 and note your revisions to the tables. It appears the amounts we previously referenced still do not agree to the amounts reflected on the pro forma balance sheet on pages 79 and 80.

●	Please reconcile pro forma existing net debt reflected in the estimated sources and uses tables to the amounts reflected on the pro forma balance sheet.
●	Also, please reconcile the amount of estimated transaction expenses reflected in these tables to the transaction expenses disclosed in footnote 4(c) on pages 84 and 85 of the registration statement.
●	Lastly, please reconcile the cash to balance sheet amounts under the no redemption and maximum redemption scenarios to the amounts reflected in the pro forma balance sheet.

Response: The Company has revised the disclosure on pages 87 and 88 of Amendment No. 2 to address the Staff’s comment.

Material U.S. Federal Income Tax Considerations
Effects of the SPAC Merger on U.S. Holders, page 165

9.	We note the form of tax opinion filed as exhibit 8.1 refers to the filing for its opinion on the U.S. federal income tax consequences to U.S. Holders. Accordingly, please revise this section of the filing to state that it is the opinion of counsel that (i) U.S. Holders should not recognize gain or loss in respect of their FAST II Class A Common Stock or FAST II Warrants as a result of the SPAC Merger and (ii) the SPAC Merger should be treated as if FAST II (A) transferred all of its assets and liabilities to Pubco in exchange for all of the outstanding stock and warrants of Pubco and then (B) distributed the stock and warrants of Pubco to the shareholders and warrant holders of FAST II in liquidation of FAST II.

Response: The Company has revised the disclosure on page 168 of Amendment No. 2 to address the Staff’s comment.

Recent Developments

Business Combination and Public Company Costs, page 224

10.	Your disclosure on page 225 which indicates that you expect to incur direct incremental transaction costs of $39.4 million and $35.1 million assuming no redemptions and maximum redemptions, respectively, is inconsistent with the disclosure in footnote (c) on page 84 of your pro forma financial information. Please reconcile and revise these disclosures to eliminate the inconsistency.

Response: The Company has revised the disclosure on page 229 of Amendment No. 2 to address the Staff’s comment.

Equity Method Investments, page 227

11.	Please revise the title of the line item in the table reflecting results of operations for material equity method investments from “income (loss) from continued operations” to “income (loss) from operations” consistent with the financial statement presentation.

Response: The Company has revised the disclosure on page 232 of Amendment No. 2 to address the Staff’s comment.

Index to Financial Statements, page F-1

12.	Please include audited financial statements for the registrant, Falcon’s Beyond Global, Inc or explain why you do not believe they are required. If they have been in existence less than a year and have not yet commenced operations, you may instead include an audited balance sheet as of date within 135 days of the filing date. Refer to the guidance in Rule 3-01 of Regulation S-X.

Response: The Company has included audited financial statements for Falcon’s Beyond Global, Inc. in Amendment No. 2 to address the Staff’s comment.

Exhibits

13.	We note your response to comment 37. Please file your agreements with Sierra Parima and Saudi Entertainment Ventures (SEVEN), or tell us why you are not required to do so.

Response: The Company has revised the disclosure on pages 221 and 222 of Amendment No. 2 to describe its arrangements with Saudi Entertainment Ventures (“SEVEN”). As disclosed on page 221 of Amendment No. 2, since 2021, the Company has been engaged by SEVEN to provide schematic design consultancy services and character design for various projects. The Company has entered into three consultancy agreement with SEVEN for its services, none of which individually would necessitate filing under Item 601(b)(10) of Regulation S-K, as they were each entered into in the ordinary course of business. The Company believes that its relationship with SEVEN provides the potential for continued collaboration and engagement with respect to the SEVEN projects in the future, but that if any of the current agreements (each of which is cancellable by either party upon 15 days’ notice) were terminated, those revenue streams could be replaced with revenue streams from other projects and clients. The Company respectfully advises the Staff that, although SEVEN is an important client, that fact alone does not equate to the Company’s business being “substantially dependent” under Item 601(b)(10)(ii)(B) on any of the individual agreements it has with SEVEN.

The Company has revised the Exhibit Index on pages II-2 and II-3 of Amendment No. II to include the service agreements with Sierra Parima.

General

14.	Where you refer to a “no redemptions” scenario throughout your filing, please revise to clarify that this presentation assumes no additional redemptions by the holders of FAST II’s shares.

Response: The Company has revised the disclosure throughout Amendment No. 2 to address the Staff’s comment.

15.	We note that the updated projections FAST II’s Board relied upon in conducting their valuation analysis assumed the Company’s revenue for the second half of 2022 would be $33 million, yet you disclose that the Company’s actual revenue for the year ended December 31, 2022 was $16 million. Given the disparity between actual and projected revenue, please tell us whether management expects the results for future periods to differ materially from the projections, and describe what consideration the Board gave to obtaining updated projections or a lack of reliance upon the projections. Further, please amend your disclosure in this section to discuss whether the 2022 actual results have altered the Board’s consideration and decision to recommend the business combination and explain why the board is still recommending the transaction if results materially differ from these projections.

Response: The Company respectfully advises the Staff that the Company’s Updated Opinion projections reviewed by Opportune Partners LLC (“Opportune”) in connection with the Updated Opinion and reviewed by the FAST II Board did not contain any assumptions about the Company’s 2022 financials. As disclosed on page 152 of Amendment No. 2, the Company’s Updated Opinion projections included projections for the full year 2023, which Opportune used to prepare the second half 2023 calculations, including estimated revenue for the second half of 2023 of $33 million. As the Company’s Updated Opinion projections did not contain projections for revenues for periods already completed, there are no disparities between actual revenues and such projected revenues for management or the FAST II board of directors to consider.

* * *

Please do not hesitate to contact Joel Rubinstein (212) 819-7642 or James Hu (212) 819-2505 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Cecil D. Magpuri, Chief Executive Officer, Falcon’s Beyond Global, Inc.

Joanne Merrill, Chief Financial Officer, Falcon’s Beyond Global, Inc.

Jonathan Rochwarger, Marie Elena Angulo, White & Case LLP

Stefan G. de Pozsgay, Evan M. D’Amico, Gibson, Dunn & Crutcher LLP

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